Filed by Goldcorp Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended

Subject Company: Wheaton River Minerals Ltd.
Commission File No. 333-121725
Date: February 11, 2005

     Goldcorp Inc. has placed the attached advertisements concerning the offer by Goldcorp Inc. and Goldcorp Acquisition ULC for all of the outstanding common shares of Wheaton River Minerals Ltd. on certain internet websites on February 11, 2005.

ADVERTISEMENT 1

ADVERTISEMENT 2

ADVERTISEMENT 3

This document is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed the following documents with Canadian securities regulatory authorities in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a take-over bid circular and (2) a notice of special meeting of Goldcorp shareholders and management information circular. Goldcorp has filed the following documents with the United States Securities and Exchange Commission in connection with its offer to purchase all of the outstanding common shares of Wheaton River Minerals Ltd.: (1) a registration statement and prospectus and (2) a tender offer statement (which includes as an exhibit the notice of special meeting of Goldcorp shareholders and management information circular). Wheaton River has filed a directors’ circular with Canadian securities regulatory authorities and a solicitation/recommendation statement with United States Securities and Exchange Commission with respect to Goldcorp’s offer. Wheaton River investors and shareholders are strongly advised to read the Goldcorp registration statement and prospectus, the Goldcorp tender offer statement and the Wheaton River solicitation/recommendation statement, as well as any amendments and supplements thereto, because they contain important information. Investors and shareholders may obtain free copies of the documents described above at www.sedar.com or from the Securities and Exchange Commission’s website at www.sec.gov. Free copies of the following documents can also be obtained by directing a request to Goldcorp at the address referred to below: (1) the Goldcorp take-over bid circular, (2) the related letter of transmittal, (3) the Goldcorp registration statement and prospectus, (4) the Goldcorp tender offer statement, (5) the Wheaton River directors’ circular and (6) certain other documents.

For further information, please contact:	Corporate Office:

Ian J. Ball Investor Relations Telephone: (416) 865-0326 Toll Free: (800) 813-1412 Fax: (416) 361-5741 e-mail: info@goldcorp.com	145 King Street West Suite 2700 Toronto, Ontario M5H 1J8 website: www.goldcorp.com